[ATHEROGENICS, INC. LOGO]

March 31, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:       AtheroGenics, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-31261

Dear Mr. Rosenberg:

We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated March 23, 2006 regarding AtheroGenics, Inc.’s (the “Company”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2005. For your convenience, this letter sets forth in italics the Staff’s comment before our response.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Contractual Obligations Table, page 41

1.
Please provide to us, in disclosure type format, a revised version of your contractual obligation table that includes interest to be paid related to your “Long-term debt” because it does not appear that you included the interest obligations in this table.

Set forth below, in disclosure type format, is a revised version of the Company’s contractual obligations table from the Annual Report. This table includes interest to be paid related to the Company’s “long-term debt.” The interest on our fixed rate debt is able to be calculated based on the information in Note 4, Convertible Notes Payable and Equipment Loans, however, the Company will revise its contractual obligations table accordingly in its Form 10-K for the fiscal year ending December 31, 2006.

	Payments Due by Period
	Total	2006	2007-2008	2009-2010	Thereafter
Contractual obligations:
Operating leases	$4,135,496	$1,369,315	$2,562,505	$203,676	$—
Long-term debt	300,087,580	33,784	100,053,796	—	200,000,000
Interest on long-term debt	33,005,509	7,503,451	15,002,058	6,000,000	4,500,000
Total contractual obligations	$337,228,585	$8,906,550	$117,618,359	$6,203,676	$204,500,000

Financial Statements

Notes To Financial Statements, page 51

4.  Convertible Notes Payable and Equipment Loans, page 54

2.
We note that you may be obligated to redeem both the 4.5% and 1.5% notes on an accelerated basis under certain circumstances. We also note that you may be obligated to adjust the conversion rate on the 1.5% notes under certain circumstances. Please provide to us in disclosure type format a discussion of what these circumstances are.

Set forth below is a revised version, in disclosure type format, of the description of the Company’s outstanding 4.5% and 1.5% notes. The Company will include such revised disclosure in its Form 10-K for the fiscal year ending December 31, 2006.

Revised Disclosure

      In August 2003, AtheroGenics issued $100,000,000 in aggregate principal amount of 4.5% convertible notes due September 1, 2008 with interest payable semi-annually in March and September. Net proceeds to AtheroGenics were approximately $96,700,000, after deducting expenses and underwriter’s discounts and commissions. The issuance costs related to the notes are recorded as Debt issuance costs and other assets and are being amortized to interest expense over the five-year life of the notes. The notes may be converted into shares of AtheroGenics’ common stock, at the option of the holder, prior to the close of business on September 1, 2008 at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.34.

In January 2005, AtheroGenics issued $200,000,000 in aggregate principal amount of 1.5% convertible notes due February 1, 2012 with interest payable semi-annually in February and August. Net proceeds to AtheroGenics were approximately $193,600,000, after deducting expenses and underwriter’s discounts and commissions.

The issuance costs related to the notes are recorded as Debt issuance costs and other assets and are being amortized to interest expense over the seven-year life of the notes. The 1.5% convertible notes may be converted into shares of AtheroGenics’ common stock, at the option of the holder, at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, which represents a conversion price of approximately $25.92.

The conversion rate for both series of notes is subject to adjustment for stock dividends and other dilutive transactions. In addition, AtheroGenics’ Board of Directors may, to the extent permitted by applicable law, increase the conversion rate provided that the Board of Directors has determined that such increase is in the best interest of AtheroGenics and such increase remains effective for a period of at least twenty days. AtheroGenics may also be required to redeem the notes on an accelerated basis if AtheroGenics defaults on certain other debt obligations or if AtheroGenics common stock or consideration received in exchange for such common stock is not tradable on a national securities exchange or system of automated quotations.

         As of December 31, 2005, AtheroGenics has reserved a total of 14,234,953 shares of common stock for future issuance in connection with the 4.5% convertible notes and the 1.5% convertible notes. In addition, as of December 31, 2005, there was approximately $1,500,000 of accrued interest related to the 4.5% convertible notes, which is due March 1, 2006, and $1,250,000 of accrued interest related to the 1.5% convertible notes, which is due February 1, 2006.

 I hope the foregoing information is helpful. If we can be of any assistance to the Staff in explaining the matters described in this letter, please let us know. Please contact me at (678) 336-2709 or Mark Colonnese, Chief Financial Officer, at (678) 336-2511 with any questions or comments.

    Very truly yours,

    /s/JOSEPH M. GAYNOR, JR.

    Joseph M. Gaynor, Jr.
                       Vice President, General Counsel and Secretary

cc: Mark Colonnese